Filing under Rule 425 under the U.S. Securities Act of 1933
Filing by: The Sumitomo Trust and Banking Co., Ltd.
Subject Company: The Sumitomo Trust and Banking Co., Ltd.
Commission File Number: 132-02705
Dated June 8, 2010

Frequently asked questions (June 8, 2010)

Integration Process and Progress
Q.	When will you announce a share exchange ratio?
A.
Taking into consideration the financial results of FY2009, we would like to announce the share exchange ratio as well as a business plan etc, at an appropriate time by autumn, as soon as the two groups agree.

Q.	What are your thoughts for determining the share exchange ratio?
A.	We will decide on the share exchange ratio objectively and rationally, and fulfill our accountability to our shareholders.

Q.	In the process of proceeding with discussions toward the integration, are there any unexpected points, or any surprises about Chuo Mitsui Trust Holdings (hereinafter “CMTH”)?
A.
There are differences as different companies. But as both groups have grown in the same trust bank culture, we believe that the two groups can understand each other mutually. As both companies have determined the management integration at their own initiative, and are resolutely working to complete it, the discussions toward the integration are progressing smoothly and steadily.

Public Funds
Q.	Please tell us your thoughts concerning the repayment of public funds by CMTH.
A.
Stock price level of CMTH is one of the requirements for finalizing the repayment of the public funds. At this stage, however, there is no change in CMTH’s existing policy of making the utmost efforts to repay the public funds as early as possible. If CMTH is unable to repay the public funds before the integration, the new trust bank group will work to repay the public funds as early as possible.

Business Related Matters
Q.	Please tell us whether Sumitomo Trust will change the current strategy or keep it, after the management integration with CMTH.
A.
We intend to fuse Sumitomo Trust Group’s strength of diversity including overseas businesses with Chuo Mitsui Trust Group’s strength of agility, and to pursue results that cannot be attained only by ourselves.

Q.	Please tell us the relationship between “Solidifying the foundations of earnings” in the medium-term management plan and the strategy for “The Trust Bank.”

A.
“Solidifying the foundations of earnings” is one of the goals set in the medium-term management plan announced in May last year and is intended to strengthen the foundation of fee revenues by expanding shares in the trust and property management businesses and to also improve profitability and reduce downside risks by restructuring credit portfolio. Both groups are currently proceeding with discussions on specific growth strategies for the new trust bank group. We believe that these measures for “Solidifying the foundations of earnings” will also contribute to the growth strategy toward “The Trust Bank.”

Q.	When real estate non-recourse loans of both groups are summed up, the total balance seems to be a large sum of money. What do you think of the risk management policy?
A.
We are now discussing the risk management policy after the management integration. As both companies are trust banks engaged in real estate business, we do not think there is a large difference in the views on real estate market. We have the policy to limit the balance of entire real estate-related loans to less than two trillion yen. We regard even the combined portfolio of the two groups as being well restrained and controllable in terms of real estate-related risk amount in the overall portfolio.

Q.	Will market share adjustments actions be made to loans?
A.
There is only about 25% overlap between the two groups’ top 100 corporate borrowers (as of the end of September 2009). We believe, therefore, that there will be a positive effect of more diversified credit portfolio. At the moment, we do not see corporate clients taking simple market share adjustment actions. We think that many corporate clients are carefully considering channels for indirect financing based on the experience of the financial crisis. We intend to provide high value added services of two groups, to maintain the current status.

Q.	Will market share adjustments actions be made to asset management business, asset administration business, and other businesses?
A.
At the moment, we do not see any move to take simple market share adjustment actions. For example, as to active investment management, its performance track record determines a client’s choice of a fiduciary, and as to asset administration, service quality determines a client’s choice. We therefore believe that there is a growing tendency for service contents to determine a client’s choice. Meanwhile, we see a situation in which other competitors are intensifying business competition, stimulated by our management integration, so we intend to make our best efforts to retain and expand our market shares.

Cautionary Statement Regarding Forward-Looking Statements
This announcement contains certain forward-looking statements that reflect the plans and expectations of Chuo Mitsui Trust Holdings, Inc. and The Sumitomo Trust and Banking Co., Ltd. in relation to, and the benefits resulting from, their proposed business combination and business alliance.  These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions.  Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to:

•	failure of the parties to agree on some or all of the terms of business combination;
•	failure to obtain a necessary shareholder approval;
•	inability to obtain some or all necessary regulatory approvals or to fulfill any other condition to the closing of the transaction;
•	changes in laws or accounting standards, or other changes in the business environment relevant to the parties;
•	challenges in executing our business strategies;
•	the effects of financial instability or other changes in general economic or industry conditions; and
•	other risks to consummation of the transaction.

Additional Information and Where to Find It
Chuo Mitsui Trust Holdings, Inc. may file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”) in connection with its proposed business combination with The Sumitomo Trust and Banking Co., Ltd.  The Form F-4, if filed, will contain a prospectus and other documents.  If the Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 is expected to be mailed to U.S. shareholders of The Sumitomo Trust and Banking Co., Ltd. prior to the shareholders’ meeting at which the proposed business combination will be voted upon.  The Form F-4, if filed, and prospectus, as they may be amended from time to time, will contain important information about Chuo Mitsui Trust Holdings, Inc. and The Sumitomo Trust and Banking Co., Ltd., the business combination and related matters including the terms and conditions of the transaction.  U.S. shareholders of The Sumitomo Trust and Banking Co., Ltd. are urged to read carefully the Form F-4, the prospectus and the other documents, as they may be amended from time to time, that have been or may be filed with the SEC in connection with the transaction before they make any decision at the shareholders meeting with respect to the business combination.  The Form F-4, if filed, the prospectus and all other documents filed with the SEC in connection with the business combination will be available when filed, free of charge, on the SEC’s web site at www.sec.gov.  In addition, the prospectus and all other documents filed with the SEC in connection with the business combination will be made available to U.S. shareholders of The Sumitomo Trust and Banking Co., Ltd., free of charge, by faxing a request to Chuo Mitsui Trust Holdings, Inc. at +81-3-5232-8716 or to The Sumitomo Trust and Banking Co., Ltd. at +81-3-3286-4654.